SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

GRANITE CITY FOOD & BREWERY LTD.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38724Q 404

(CUSIP Number)

Leonard, Street and Deinard, P.A.

Attn: Mark S. Weitz, Esq.

150 South Fifth Street, Suite 2300

Minneapolis, MN 55402

612-335-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 5, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box :☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 38724Q 404		13D

1	Name of Reporting Persons DHW Leasing, L.L.C. I.R.S. Identification Nos. of Above Persons (Entities Only) 20-5572557

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization South Dakota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,666,666

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,666,666

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,666,666

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 63.2%

14	Type of Reporting Person OO

CUSIP No. 38724Q 404		13D

1	Name of Reporting Persons Charles J. Hey I.R.S. Identification Nos. of Above Persons (Entities Only) N/A

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 21,021

	8	Shared Voting Power 4,666,666(1)

	9	Sole Dispositive Power 21,021

	10	Shared Dispositive Power 4,666,666(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,687,687(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 63.5%

14	Type of Reporting Person IN

(1)  Represents or includes 4,666,666 shares held by DHW Leasing, L.L.C. (“DHW Leasing”).  Mr. Hey is the owner of 50% of the membership interests of DHW Leasing, and as such may be deemed to have shared voting and dispositive power of the shares held by DHW Leasing.

CUSIP No. 38724Q 404		13D

1	Name of Reporting Persons Donald A. Dunham, Jr. I.R.S. Identification Nos. of Above Persons (Entities Only) N/A

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 115,041

	8	Shared Voting Power 4,666,666(2)

	9	Sole Dispositive Power 115,041

	10	Shared Dispositive Power 4,666,666(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,781,707(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 64.7%

14	Type of Reporting Person IN

(2)  Represents or includes 4,666,666 shares held by DHW Leasing.  Mr. Dunham is the owner of 50% of the membership interests of DHW Leasing, and as such may be deemed to have shared voting and dispositive power of the shares held by DHW Leasing.

Reference is made to the report on Schedule 13D originally filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission on October 5, 2009, as amended by Amendment No. 1 thereto dated December 28, 2010 and Amendment No. 2 thereto dated February 14, 2011 (the “Schedule 13D”).  Pursuant to this Amendment No. 3 to the Schedule 13D (the “Amendment”), the Schedule 13D is hereby amended as provided below.

Item 1.	Security and Issuer.

This Amendment amends the Schedule 13D relating to the common stock (the “Common Stock”) of Granite City Food & Brewery Ltd., a Minnesota corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 5402 Parkdale Suite 101, Minneapolis, Minnesota 55416.

Item 2.	Identity and Background.

(a) – (c)

This Amendment is being filed by DHW Leasing, L.L.C. (“DHW Leasing”), Charles J. Hey and Donald A. Dunham, Jr. (collectively, the “Reporting Persons”).  The Reporting Persons have entered into a Joint Filing Agreement, dated as of October 5, 2009, a copy of which is attached hereto as Exhibit A.  The Reporting Persons have also executed a Power of Attorney, dated as of October 5, 2009, a copy of which is attached hereto as Exhibit B.

DHW Leasing is a South Dakota limited liability company formed to engage in the business of leasing equipment and other activities related thereto.  The address of the principal business and principal office of DHW Leasing is 230 South Phillips Avenue, Suite 202, Sioux Falls, South Dakota 57104-6321.

Donald A. Dunham, Jr. is a member of the board of directors of the Issuer and is the managing member of DHW Leasing.  Mr. Dunham’s principal occupation is Chairman of the Board, Chief Executive Officer and founder of The Dunham Company.  His principal business address is 230 South Phillips Avenue, Suite 202, Sioux Falls, South Dakota 57104-6321.

Charles J. Hey is a member of the board of directors of the Issuer and is a member of DHW Leasing.  Mr. Hey is retired and his address is 1 South Pintail Place, Sioux Falls, South Dakota 57105.

(d) – (e)

During the last five years, none of the Reporting Persons nor any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person identified in Item 2 is a citizen of the United States. DHW Leasing is a South Dakota limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.
The Reporting Persons hereby restate the disclosures contained in Item 3 of the Schedule 13D, which are hereby incorporated by reference.

Item 4.	Purpose of Transaction.

The Reporting Persons hereby restate the disclosures contained in Item 4 of the Schedule 13D, which are hereby incorporated by reference.  On April 5, 2011, the Reporting Persons entered into an Amendment No. 1 (the “Repurchase Amendment”) to the Repurchase Agreement (as such term is defined in the Schedule 13D). Pursuant to the Repurchase Amendment, DHW Leasing will have the right to designate three board observers, effective upon closing of the transaction contemplated by the Repurchase Agreement, and will be reimbursed for legal fees incurred in connection with the transaction contemplated by the Repurchase Agreement up to $100,000 upon closing.

The Repurchase Amendment also provides that DHW Leasing and the Investor (as such term is defined in the Schedule 13D) will enter into a Shareholder and Voting Agreement (the “Shareholder and Voting Agreement”) at the closing of the transaction, the form of which is attached to the Repurchase Amendment. Pursuant to the Shareholder and Voting Agreement:

•                  DHW Leasing will agree to vote its shares for the Investor’s five nominees to the Issuer’s board of directors;

•                  the Investor will agree to vote its shares for DHW Leasing’s two nominees to the Issuer’s board of directors;

•                  at any meeting of the Issuer’s shareholders, DHW Leasing will agree to vote its shares in the same manner as the Investor on any other matter presented to the shareholders; and

•                  DHW Leasing will grant an irrevocable proxy to the Investor to vote all of the shares of the Issuer’s Common Stock which are owned by DHW Leasing.

The Shareholder and Voting Agreement will terminate on the earliest to occur of (1) the mutual agreement of the Investor and DHW Leasing, (2) the fifth anniversary of the date of the Shareholder and Voting Agreement, (3) the date on which DHW Leasing and its affiliates no longer own at least 250,000 shares of the Issuer’s Common Stock, (4) the date on which DHW Leasing’s loans to its primary lenders are reduced to an aggregate principal amount of $250,000 or less and (5) the date on which the Investor and its affiliates no longer own any of the Issuer’s capital stock.

The closing of the transactions contemplated by the Agreements (as such term is defined in the Schedule 13D) is subject to numerous closing conditions, including, without limitation, the approval of the Issuer’s shareholders and disinterested shareholders and execution of the ancillary agreements referenced therein.

The foregoing summary of the matters set forth in the Agreements is qualified in its entirety by reference to the Agreements.  Copies of the Repurchase Agreement, as amended by the Repurchase Amendment, and Stock Purchase Agreement, as amended by that certain Waiver and Amendment to Stock Purchase Agreement dated March 17, 2011 and Second Amendment to Stock Purchase Agreement dated April 5, 2011, are included as Exhibit H and Exhibit I to this Amendment, which are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a)           All information as to percentage ownership of the Issuer’s Common Stock set forth in this Amendment is as of the date hereof, based upon the 7,385,659 shares of Common Stock reported by the Issuer to be issued and outstanding as of February 15, 2011 in its Form 10-K filed with the Securities and Exchange Commission on February 28, 2011 (the “Issued and Outstanding Shares”).

DHW Leasing beneficially owns 4,666,666 shares of Common Stock, constituting approximately 63.2% of the Issued and Outstanding Shares.

As an owner of 50% of the membership interests of DHW Leasing, Charles J. Hey may be deemed to have shared voting and dispositive power of the 4,666,666 shares of Common Stock (63.2% of the Issued and Outstanding Shares) held by DHW Leasing.  In addition, Mr. Hey owns warrants to purchase 21,021 shares of Common Stock.

As an owner of 50% of the membership interests of DHW Leasing, Donald A. Dunham, Jr. may be deemed to have shared voting and dispositive power of the 4,666,666 shares of Common Stock (63.2% of the Issued and Outstanding Shares) held by DHW Leasing.  In addition, Mr. Dunham owns 68,704 shares of Common Stock, of which 17,760 shares are purchasable upon exercise of warrants held by Mr. Dunham and 5,000 shares are purchasable upon exercise of an option held by Mr. Dunham.  Dunham Capital Management, L.L.C. and Dunham Equity Management, L.L.C., two entities controlled by Mr. Dunham, own warrants to purchase 36,520 and 9,817 shares of Common Stock, respectively.

(b)           DHW Leasing is deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by it in paragraph (a) of this Item 5.  Messrs. Hey and Dunham, by reason of their respective 50% ownership of the membership interest of DHW Leasing, have shared authority to vote and dispose of the Shares.

(c)           No person identified in Item 2 hereof has effected any transaction in shares of such Common Stock during the sixty (60) days preceding the date of this filing.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons hereby restate the disclosures contained in Item 6 of the Schedule 13D, which are hereby incorporated by reference.  In addition, see the disclosure in Item 4 regarding the Agreements and the Voting Agreement.

Item 7.	Material to be Filed as Exhibits.
Exhibit A:	Joint Filing Agreement, dated as of October 5, 2009, by and among the Reporting Persons (incorporated herein by reference from Exhibit A to Schedule 13D filed on October 5, 2009).
Exhibit B:	Power of Attorney for the Reporting Persons dated as of October 5, 2009 (incorporated herein by reference from Exhibit B to Schedule 13D filed on October 5, 2009).
Exhibit C:

Debt Conversion Agreement by and between DHW Leasing, L.L.C. and Granite City Food & Brewery Ltd. dated as of September 21, 2009 (incorporated herein by reference from Exhibit 10.1 of the Granite City Food & Brewery Ltd. Form 8-K filed on September 22, 2009).

Exhibit D:

Registration Rights Agreement by and between DHW Leasing, L.L.C. and Granite City Food & Brewery Ltd. dated as of October 5, 2009 (incorporated herein by reference from Exhibit D to Schedule 13D filed on October 5, 2009).

Exhibit E:	Stock Pledge Agreement by and between DHW Leasing, L.L.C. and Great Western Bank dated as of October 5, 2009 (incorporated herein by reference from Exhibit E to Schedule 13D filed on October 5, 2009).
Exhibit F:	Stock Pledge Agreement by and between DHW Leasing, L.L.C. and CorTrust Bank dated as of October 5, 2009 (incorporated herein by reference from Exhibit F to Schedule 13D filed on October 5, 2009).
Exhibit G:	Stock Pledge Agreement by and between DHW Leasing, L.L.C. and Dacotah Bank dated as of October 5, 2009 (incorporated herein by reference from Exhibit G to Schedule 13D filed on October 5, 2009).
Exhibit H:

Stock Repurchase Agreement by and among DHW Leasing, L.L.C., Granite City Food & Brewery Ltd., Dunham Capital Management, L.L.C., Donald A. Dunham, Jr., Christine Dunham, Charles J. Hey and Concept Development Partners LLC dated as of February 8, 2011 (incorporated herein by reference from Exhibit 10.2 of the Granite City Food & Brewery Ltd. Form 8-K filed on February 14, 2011), as amended by Amendment No. 1 to Stock Repurchase Agreement dated April 5, 2011 (incorporated herein by reference from Exhibit 10.1 of the Granite City Food & Brewery Ltd. Form 8-K filed on April 11, 2011).

Exhibit I:

Stock Purchase Agreement by and between Granite City Food & Brewery Ltd. and Concept Development Partners LLC dated as of February 8, 2011 (incorporated herein by reference from Exhibit 10.1 of the Granite City Food & Brewery Ltd. Form 8-K filed on February 14, 2011), as amended by Waiver and Amendment to Stock Purchase Agreement dated March 17, 2011 (incorporated herein by reference from Exhibit 10.2 of the Granite City Food & Brewery Ltd. Form 8-K filed on March 21, 2011) and Second Amendment to Stock Purchase Agreement dated April 5, 2011 (incorporated herein by reference from Exhibit 10.2 of the Granite City Food & Brewery Ltd. Form 8-K filed on April 11, 2011).

Exhibit J:

Voting Agreement and Irrevocable Proxy by and among DHW Leasing, L.L.C., Granite City Food & Brewery Ltd., Donald A. Dunham, Jr., Christine Dunham, Charles J. Hey, Concept Development Partners LLC and certain other shareholders of the Issuer signatories thereto dated as of February 8, 2011 (incorporated herein by reference from Exhibit 10.3 of the Granite City Food & Brewery Ltd. Form 8-K filed on February 14, 2011).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Dated:  April 22, 2011

DHW LEASING, L.L.C.

*
Donald A. Dunham, Jr., Managing Member

*
Donald A. Dunham, Jr.

*
Charles J. Hey

*By	/s/ Ethan R. Mark
Ethan R. Mark
Attorney-in-Fact